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                                                                      EXHIBIT 29

FOR IMMEDIATE RELEASE                                     Contact:  Maureen Fisk
                                                                    847-468-2452



                        SAFETY-KLEEN'S BOARD TO REVIEW
                    LAIDLAW ENVIRONMENTAL'S REVISED OFFER;
                        ANNOUNCES EARLY TERMINATION OF
                       HART-SCOTT-RODINO WAITING PERIOD

     ELGIN, IL. (January 27, 1998) -- Safety-Kleen Corp. [NYSE:SK] today requested that its shareholders defer taking any action with respect to the latest revision, announced yesterday afternoon, to Laidlaw Environmental Services' [NYSE:LLE] unsolicited exchange offer for Safety-Kleen shares, until the Safety-Kleen Board has announced its position. Safety-Kleen said that its Board will meet promptly to review the revised offer and will advise shareholders of its position.

     Safety-Kleen Corp. also announced today that the Antitrust Division of the Department of Justice has granted early termination of the waiting period associated with a Hart-Scott-Rodino review concerning the proposed merger of the Company with SK Parent Corp., a new company formed by Philip Services Corp. and affiliates of Apollo Management, L.P. and Blackstone Management Partners III L.L.C. The Company understands that such early termination also has been granted with respect to Laidlaw Environmental's exchange offer.

     Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 industrial and automotive businesses recycle and process their waste streams.